UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 000-26481
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
FINANCIAL INSTITUTIONS, INC. 401(k) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
FINANCIAL INSTITUTIONS, INC.
220 Liberty Street
Warsaw, New York, 14569

FINANCIAL INSTITUTIONS, INC.
401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and the Plan Administrator of the
Financial Institutions, Inc. 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of Financial Institutions, Inc. 401(k) Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Financial Institutions, Inc. 401(k) Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Bonadio & Co., LLP
Pittsford, New York
June 21, 2011

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009
Assets
Investments, at fair value:
Cash and cash equivalents	$602,933	$794,981
Mutual funds	20,493,861	16,859,445
Common/collective trust, primarily consisting of fully benefit-responsive investment contracts	4,879,786	4,325,991
Financial Institutions, Inc. common stock	1,108,740	649,490

Total investments	27,085,320	22,629,907

Receivables:
Notes receivable from participants	773,215	722,037
Participant contributions	—	51,080
Employer contributions	—	29,899

Total receivables	773,215	803,016

Net assets available for benefits, at fair value	27,858,535	23,432,923
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(93,409)	(20,395)

Net assets available for benefits	$27,765,126	$23,412,528

See accompanying notes to financial statements.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2010	2009
Additions to net assets attributed to:
Contributions:
Participant	$1,675,583	$1,736,367
Employer	906,268	944,353
Transfers in from other plans	97,318	46,763

Total contributions	2,679,169	2,727,483
Interest income on notes receivable from participants	45,791	47,839
Net appreciation in fair value of investments	2,913,589	3,781,697

Total additions	5,638,549	6,557,019

Deductions to net assets attributed to:
Benefits paid to participants	1,255,914	1,114,292
Administrative expenses	30,037	55,296

Total deductions	1,285,951	1,169,588

Net increase	4,352,598	5,387,431

Net assets available for benefits at beginning of year	23,412,528	18,025,097

Net assets available for benefits at end of year	$27,765,126	$23,412,528

See accompanying notes to financial statements.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
(1.) DESCRIPTION OF PLAN
The following description of the Financial Institutions, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan.
General
The Plan was originally established in 1986 and has since been amended. The Plan is a defined contribution plan covering all employees of Financial Institutions, Inc. (the “Company”) and its subsidiaries who have attained the age of 20-1/2.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is administered by the Executive Management Committee of the Company. The Charles Schwab Trust Company (“Schwab”) serves as the Plan’s custodian and trustee. Milliman, Inc. is a party-in-interest of the Plan and serves as record keeper to maintain the individual accounts for each Plan participant.
Contributions
Eligible participants may contribute up to 100% of their pre-tax annual compensation, as defined by the Plan. Participants may also contribute rollovers from other qualified plans. Participants direct the investment of their contributions and any employer contributions into various investment options offered by the Plan. Additionally, they may use a portion of their account balance to buy the Company’s common stock, up to 25% of their total account balance.
All Plan participants who are older than 50 as of the beginning of the calendar year or who attain age 50 during the calendar year and are making the maximum allowable salary deferral contributions may make additional catch-up contributions.
Employees not opting out of participation in the Plan are treated as if they had elected to contribute 3% of their salary with automatic increases to 4% in the third year, 5% in the fourth year and 6% in the fifth and subsequent years.
For each participant, the Company makes contributions to the Plan equal to 100% of the participant’s contributions up to 3% of the participant’s compensation for the Plan year plus 50% of the participant’s contributions that exceed 3% but are less than 6% of the participant’s compensation. The Company may also make additional discretionary matching contributions, however no discretionary contribution was declared for the years ended December 31, 2010 and 2009.
Participant Accounts
Each participant’s account is credited with the participant’s and the Company’s contributions and plan earnings and is charged with an allocation of administrative expenses if the Company does not pay those expenses from its own assets. All amounts in participant accounts are participant directed.
Vesting
Participants are vested immediately in their contributions and the earnings thereon. Participants become fully vested in Company contributions after two years of continuous service.
Forfeited Accounts
When certain terminations of participation occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a forfeiture. Such forfeitures are used to reduce future employer contributions. Forfeitures used to reduce employer contributions were $10,902 and $17,573 for the years ended December 31, 2010 and 2009, respectively. Accumulated forfeitures available to reduce future employer contributions totaled $198 and $6,047 as of December 31, 2010 and 2009, respectively.
Payment of Benefits
Participants may withdraw all or a portion of their vested balance upon termination of employment due to separation from service, retirement, disability, or death, or upon financial hardship as defined in the Internal Revenue Code (“IRC”). When a participant terminates employment, the participant may elect to receive benefits in a lump-sum distribution or a deferred annuity. If the participant’s vested account balance is $1,000 or less a lump-sum cash payment is made.
Withdrawal of an active employee’s before-tax contributions prior to a participant reaching age 59-1/2 may only be made on account of financial hardship as determined by the Trustee.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
(1.) DESCRIPTION OF PLAN (Continued)
Notes Receivable from Participants
The minimum amount participants may borrow from the Plan is $1,000. Participants may borrow from their accounts up to $50,000 or 50% of their vested account balance. Loan terms must not exceed five years unless the loan is used for the purchase of a principal residence, in which case the repayment period may not exceed 15 years. The loans are secured by the participants’ accounts and bear interest at 2% above the prime rate (rates range from 5.25% to 10.25% for loans outstanding at December 31, 2010) at the time of the loan origination. Principal and interest are paid ratably through after-tax payroll deductions.
Administrative Expenses
A portion of the Plan’s administrative expenses are paid by the Company. All investment related expenses, and the balance of administrative expenses, are paid by the participants.
(2.) SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”).
Reclassifications
Certain items in the statements of net assets available for benefits as of December 31, 2009 have been reclassified, with no effect on net assets, to be consistent with the classifications adopted for the year ended December 31, 2010.
New Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures about Fair Value Measurements (“ASU 2010-06”). ASU 2010-06 amended Accounting Standards Codification 820, Fair Value Measurements and Disclosures, to clarify certain existing fair value disclosures and to require a number of additional disclosures. It requires separate presentation of significant transfers into and out of Levels 1 and 2 of the fair value hierarchy and disclosure of the reasons for such transfers. It will also require the presentation of purchases, sales, issuances and settlements within Level 3 on a gross basis rather than a net basis. The amendments also clarify that disclosures should be disaggregated by class of asset or liability and that disclosures about inputs and valuation techniques should be provided for both recurring and non-recurring fair value measurements. These new disclosure requirements were adopted by the Plan during the current year, with the exception of the requirement concerning gross presentation of Level 3 activity, which is effective for fiscal years beginning after December 15, 2010. With respect to the portions of this amendment that were adopted during the current period, the adoption of this standard did not have a significant impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits. The adoption of the remaining portion of this amendment is not expected to have a significant impact on the Plan’s assets available for benefits or its changes in net assets available for benefits.
In September 2010, FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (“ASU 2010-25”), which requires disclosure and measurement changes related to participant loans. For reporting purposes, participant loans shall be classified as notes receivable from participants and are no longer subject to fair value measurement disclosure requirements. In addition, notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan adopted the amendments in ASU 2010-25 effective January 1, 2010, and has retrospectively applied the new requirements throughout the Plan’s financial statements. The adoption of ASU 201-25 was not significant to the financial statements as a whole as the unpaid principal balance plus accrued interest on loans to participants generally approximated fair value.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
(2.) SIGNIFICANT ACCOUNTING POLICIES (Continued)
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of net assets available for benefits and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions in accordance with the terms of the Plan document.
Contributions
Contributions from participants and any related employer match are recognized on the accrual basis as participants earn salary deferrals. Additional discretionary employer matching contributions are recognized when declared by the Company.
Investments and Income Recognition
The Plan’s investments are stated at fair value as of the last trading date for the periods presented, with the exception of the Morley Stable Value Fund (a common/collective trust), which is stated at fair value with the related adjustment amount to contract value disclosed in the statements of net assets available for benefits at December 31, 2010 and 2009. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Investment management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are reflected as a component of net appreciation (depreciation) in fair value of investments.
Distributions
Distributions are recorded by the Plan when paid.
(3.) FAIR VALUE MEASUREMENTS
In accordance with GAAP, each of the Plan’s fair value measurements are categorized in one of the following three levels based on the lowest level input that is significant to the fair value measurement in its entirety:
Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2: Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
•	Quoted prices for similar assets and liabilities in active markets
•	Quoted prices for identical or similar assets or liabilities in markets that are not active
•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3: Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
(3.) FAIR VALUE MEASUREMENTS (Continued)
The estimated fair value for cash and cash equivalents approximates carrying value. The following is a description of the valuation methodologies used for other assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.
Mutual funds. Valued at the net asset value (“NAV”) of shares held by the Plan at year end based on quoted prices in an active market. It is not probable that the mutual funds will be sold at amounts that differ materially from the NAV of shares held.
Common/collective Trust. The Plan offers participants the Union Bond & Trust Company Stable Value Fund, managed by Morley Capital Management, Inc. (the Morley Stable Value Fund), which invests primarily in benefit responsive investment contracts with insurance companies, banks, and other financial institutions. While investments are typically recorded at fair value, contract value is the relevant measurement attribute for the portion of the Plan’s assets that are invested in fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
The trustee of the common/collective trust uses various valuation techniques to measure the fair value of the assets within the fund. The fair value of conventional investment contracts is determined using a discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing interpolated yield curve rate as of year end. Individual assets of the synthetic investment contract are generally valued at representative quoted market prices. Short-term securities, if any, are stated at amortized cost, which approximates market value. Debt securities are valued on the basis of valuations furnished by a pricing service approved by the fund trustee, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. Accrued interest, if any, on the underlying investments is added to the fair value of the investments for presentation purposes.
Financial Institutions, Inc. common stock. Valued at the closing price reported on the active market on which the individual securities are traded.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The fair value of the Plan’s assets at December 31, 2010 and 2009, by level within the fair value hierarchy, is presented as follows:

	Level 1	Level 2	Level 3	Total
	Inputs	Inputs	Inputs	Fair Value
December 31, 2010:
Cash and cash equivalents	$602,933	$—	$—	$602,933
Mutual funds:
Income funds	5,732,137	—	—	5,732,137
Growth funds	5,358,208	—	—	5,358,208
Value funds	5,069,886	—	—	5,069,886
Blended funds	4,333,630	—	—	4,333,630
Common/collective trust	—	4,879,786	—	4,879,786
Financial Institutions, Inc. common stock	1,108,740	—	—	1,108,740

Total investments measured at fair value	$22,205,534	$4,879,786	$—	$27,085,320

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
(3.) FAIR VALUE MEASUREMENTS (Continued)

	Level 1	Level 2	Level 3	Total
	Inputs	Inputs	Inputs	Fair Value
December 31, 2009:
Cash and cash equivalents	$794,981	$—	$—	$794,981
Mutual funds:
Income funds	4,613,005	—	—	4,613,005
Growth funds	4,641,678	—	—	4,641,678
Value funds	4,192,240	—	—	4,192,240
Blended funds	3,412,522	—	—	3,412,522
Common/collective trust	—	4,325,991	—	4,325,991
Financial Institutions, Inc. common stock	649,490	—	—	649,490

Total investments measured at fair value	$18,303,916	$4,325,991	$—	$22,629,907

(4.) INVESTMENTS
The following investments were greater then 5% of net assets available for benefits at fair value at December 31:

	2010	2009

Morley Stable Value Fund	$4,879,786	$4,325,991
Growth Fund of America	3,474,077	3,106,516
Pimco Total Return Administrative Fund	3,009,796	2,273,184
Fundamental Investors Fund	2,781,825	2,360,522
Oakmark Equity Income Fund	2,722,341	2,339,821
Columbia Acorn Fund	1,884,131	1,535,162
Europacific Growth Fund	1,541,580	1,353,914
Mutual Global Discovery Fund	1,381,237	*

*	represents less than 5% of Plan net assets at December 31, 2009.
Net appreciation in fair value of investments for the years ended December 31, 2010 and 2009 was as follows:

	2010	2009

Mutual funds	$2,320,740	$3,491,520
Common/collective trust	131,651	115,418
Financial Institutions, Inc. common stock	461,198	174,759

	$2,913,589	$3,781,697

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
(5.) RECONCILIATION TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Plan’s Form 5500:

2010

Net assets available for benefits per the financial statements	$27,765,126
Adjustment for valuation of common/collective trust	(186,901)
Other	(19,318)

Net assets available for benefits per the Form 5500	$27,558,907

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Plan’s Form 5500:

2010

Net increase in net assets available for benefits per the financial statements	$4,352,598
Net change in contribution and other receivables	80,979
Net change in fair value adjustment of common/collective trust	(39,589)
Other	127,167

Net gain per the Form 5500	$4,521,155

The fair value adjustment represents the difference between contract value of the common/collective trust as included in the statement of changes in net assets available for benefits for the year ended December 31, 2010, and the fair value of the common/collective trust as reported in the Form 5500.
(6.) PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will be entitled to the entire amount of their account balances at the date of such termination.
(7.) TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated June 1, 2010, that the Plan is designed in accordance with applicable sections of the IRC. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes the Plan was qualified and the related trust was tax-exempt as of December 31, 2010.
GAAP requires disclosure of tax benefits claimed or expected to be claimed on a tax return when there is a level of uncertainty as to whether the tax position might be overturned by a taxing authority. For tax-exempt entities, including pension plans, their tax-exempt status itself is deemed to be an uncertainty, since events could potentially occur to jeopardize their tax-exempt status. As of December 31, 2010, the Plan does not have a liability for unrecognized tax benefits. The Plan files informational tax returns in the U.S. federal jurisdiction. The Plan is no longer subject to federal income tax examinations by tax authorities for years before 2007.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
(8.) RISKS AND UNCERTAINTIES
The Plan provides for various investment options in common stock, registered investment companies (mutual funds), a common/collective trust, and short-term investments. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.
(9.) RELATED-PARTY TRANSACTIONS
Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2010, the Plan made purchases of approximately $272,000 and sales of approximately $230,000 of the Company’s common stock. Notes receivable from participants, totaling $773,215 and $722,037 at December 31, 2010 and 2009, respectively, are also considered party-in-interest transactions.
The Plan invests in the Schwab Retirement Advantage Money Fund, which is managed by The Charles Schwab Trust Company, custodian of the Plan. Transactions in such investments qualify as party-in-interest transactions.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN
EIN 16-0816610, Plan # 002
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2010
		(c)
	(b)	Description of investment including	(e)
	Identity of issue, borrower, lessor, or	maturity date, rate of interest,	Current
(a)	similar party	collateral, par, or maturity value	value

	Cash and Cash Equivalents:
	Cash		$126,881
*	Schwab Retirement Advantage Money Fund		476,052

			602,933

	Mutual Funds:
	Growth Fund of America	115,880 shares	3,474,077
	Pimco Total Return Administrative Fund	277,401 shares	3,009,796
	Fundamental Investors Fund	75,944 shares	2,781,825
	Oakmark Equity Income Fund	98,138 shares	2,722,341
	Columbia Acorn Fund	62,409 shares	1,884,131
	Europacific Growth Fund	37,942 shares	1,541,580
	Mutual Global Discovery Fund	46,774 shares	1,381,237
	Selected American Shares Fund	26,388 shares	1,093,510
	Vanguard 500 Index Signal Fund	9,800 shares	937,676
	Vanguard Mid Cap Index Signal Fund	26,156 shares	760,864
	Vanguard Small Cap Value Index Fund	39,481 shares	632,090
	Perkins Mid Cap Value Fund	12,173 shares	274,734

			20,493,861

	Common/collective investment trust:
	Morley Stable Value Fund	202,624 shares	4,879,786

*	Financial Institutions, Inc. Company Stock	58,447 shares	1,108,740

*	Notes receivable from participants	5.25% — 10.25%, due through 2020	773,215

			$27,858,535

*	Denotes party-in-interest
Column (d), cost, has been omitted, as all investments are participant directed.
See accompanying notes to financial statements.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FINANCIAL INSTITUTIONS, INC. 401(k) PLAN
Date: June 21, 2011	/s/ Karl F. Krebs
Karl F. Krebs
Executive Vice President and Chief Financial Officer